

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2023

Vance Chang
Chief Financial Officer
Dine Brands Global, Inc.
450 North Brand Boulevard
Glendale, CA 91203

> **Re: Dine Brands Global, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2023**
> **Filed August 3, 2023**
> **File No. 001-15283**

Dear Vance Chang:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Events Impacting Comparability of Financial Information, page 32

1. Your CFO discussed in your earnings call for the fourth quarter of 2022 that "Applebee's and IHOP experienced 18% and 21% inflation for the year, respectively" and your IHOP franchisees "continue to deal with more elevated inflationary pressures." It appears from earnings calls regarding fiscal 2023 results inflation continues to impact these franchises, including development activity. However, there were not disclosures in your 2022 Form 10-K or 2023 Form 10-Q's regarding these inflation impacts. To the extent material, please disclose in your annual and interim period filings the impact of inflationary pressures on food costs and restaurant development for Applebee's and IHOP franchises. Also, discuss actions taken or planned to mitigate inflationary pressures.

Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K.

Liquidity and Capital Resources of the Company
Cash Flows
Operating Activities, page 48

2.	Your analysis refers to noncash items, accrued employee incentive compensation and marketing accruals in the explanation of the decrease in cash provided by operating activities in fiscal 2022 compared to fiscal 2021. Note references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods without further context, particularly in regard to noncash items that do not appear to affect cash. Please refer to the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance on the analysis of operating cash flows and revise your disclosure as appropriate. Also, discuss the reason for the cited difference in timing of payments of advertising that affected operating cash in each period. Further, you cite a decrease in income taxes paid, but it does not appear to be a primary driver in the change in your operating cash flows between the noted periods. Please ensure to discuss all material items that affected operating cash flows from period to period, including material changes within operating cash flows that offset one another. Refer to Item 303(b) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Three and Six Months Ended June 30, 2023 and 2022
Franchise Operations, page 33

3.	During your earnings call for the second quarter of 2023, the CFO stated that due to underperforming restaurants you are "now expecting 25 to 35 net fewer Applebee's locations in 2023, down from 10 to 20 net fewer locations previously expected." Please disclose if this change in Applebee's restaurant development activities is a known trend or uncertainty that is reasonably likely to have a material impact on franchise fee revenue and income from operations in fiscal year 2023. Additionally, clarify for us and disclose to the extent material the impact on Applebee's franchise fee revenue and expenses regarding the refranchising of 69 Applebee's company-operated restaurants in October 2022 as well as the net decrease of 17 in Applebee's locations during the first six months of 2023. Refer to the instructions to Item 303(c) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services